Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS	3
SECOND QUARTER 2013 SUMMARY	5
MINE OPERATING RESULTS	6
RESOURCE AND EXPLORATION UPDATE	12
SELECTED QUARTERLY INFORMATION	14
QUARTERLY TRENDS AND MARKET DATA	15
RESULTS OF OPERATIONS	17
NON-IFRS MEASURES	22
LIQUIDITY AND CAPITAL RESOURCES	24
OFF-BALANCE SHEET ARRANGEMENTS	26
FINANCIAL INSTRUMENTS	26
OUTLOOK	28
TRANSACTIONS WITH RELATED PARTIES	28
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29
CHANGES IN ACCOUNTING STANDARDS	30
SECURITIES OUTSTANDING	32
INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
DISCLOSURE CONTROLS AND PROCEDURES	32
RISKS AND UNCERTAINTIES	32
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	35
QUALIFIED PERSON	37
CAUTIONARY NOTE TO U.S. INVESTORS	37
ADDITIONAL SOURCES OF INFORMATION	37

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

This Management’s Discussion and Analysis (“MD&A”) prepared as of August 6, 2013 reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six month financial periods ended June 30, 2013, and other material events up to the date of this report.  The information in this MD&A is as at August 6, 2013 unless otherwise indicated.  The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements and related notes for the three and six month periods ended June 30, 2013.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” sections at the end of this MD&A, as well as “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012.

This MD&A also makes reference to Cash Cost per Ounce, EBITDA, and Adjusted EBITDA.  These are considered Non-IFRS Measures.  Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is in the process of developing its San Ignacio project with a view to production in 2014 and has two exploration projects, El Horcon and Santa Rosa, all of which are also located in Mexico.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metalicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato Mines, respectively, through service agreements with MMR.

The Company’s Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.  The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold.  Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development stage property, the San Ignacio Project, is approximately 20 kilometres by road from its Cata processing plant in Guanajuato.  The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 60 kilometres northwest of Guanajuato.

SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS

The second quarter of 2013 saw significant declines in silver and gold prices and Great Panther continued to seek ways to reduce costs and improve grades at its wholly-owned Mexican properties.  Important developments in the Company’s business since the start of the second quarter are as follows.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

On May 14, 2013, the Company announced the appointment of Mr. Geoff Chater to its Board of Directors. The Company also announced the addition of two senior personnel to the management team in Guanajuato, Mexico, Mr. Juan Manuel Flores, Vice President, Operations and Mr. Cesar Epifanio, Vice President, Safety, Health and Environment.

On May 30, 2013, the Company announced that Mr. Robert Archer, co-founder and CEO of the Company, had resumed the role of President and CEO upon the resignation of Mr. Martin Carsky, President.  A severance payment totalling $0.7 million was made to Mr. Carsky upon his resignation, in full settlement of the Company’s obligations to Mr. Carsky under his employment contract.  The payment represents a portion of the Company’s obligation to Mr. Carsky under a termination without cause.

Throughout the second quarter of 2013, initiatives to improve grade control and reduce costs at the Company’s two operating mines, Guanajuato and Topia, were implemented in response to the low grades yielded in the first quarter of 2013.  The sharp drop in precious metal prices early in the second quarter provided further impetus for these initiatives.  As a result of these efforts, the Company saw improved grades and lower unit operating costs at both of its mines in May and June.  However, the impact of improved grades was not reflected in margins or unit costs for the current quarter as most sales reflected production from April and the prior quarter at lower grades.  Management expects that the third quarter results will reflect the benefit from the sale of the lower cost, higher grade production from the second quarter.

In the second quarter, the Company reduced the number of mining contractors at Guanajuato and renegotiated the contract arrangements to better align the remaining contractors with the objectives of reducing costs and increasing efficiencies and productivity.  The Company has re-focussed most of its exploration resources on its existing operations and greater emphasis is being placed on grade control and improving planning and coordination within the operations teams.  The Company will continue to look for ways to further improve grades and reduce site costs and overheads.

Plans for the development and ramp-up of production at San Ignacio remain on track and in-fill drilling is planned for the fourth quarter.  The drill program at El Horcon was completed in the second quarter and an internal resource estimation and preliminary economic assessment is being completed.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

SECOND QUARTER 2013 SUMMARY

Highlights (in 000s of CAD except ounces, amounts per share and per ounce)	2013 Q2	2012 Q2	Change	6 Months Ended Jun 30, 2013	6 Months Ended Jun 30, 2012	Change
Revenue	$11,165	$14,439	-23%	$23,804	$28,064	-15%
Gross profit (loss) (Earnings from mining operations)	$(3,842)	$3,771	-202%	$(3,530)	$10,096	-135%
Net income (loss)	$(5,124)	$354	-1,547%	$(3,848)	$5,037	-176%
Adjusted EBITDA1	$(3,323)	$3,691	-190%	$(2,803)	$8,132	-134%
Earnings (loss) per share – basic	$(0.04)	$0.00	0%	$(0.03)	$0.04	-175%
Earnings (loss) per share – diluted	$(0.04)	$0.00	0%	$(0.03)	$0.04	-175%
Silver ounces produced	396,730	374,723	6%	766,354	734,249	4%
Silver equivalent ounces produced 2	680,212	555,721	22%	1,287,713	1,113,389	16%
Silver payable ounces	406,787	395,405	3%	746,661	712,046	5%
Total cash cost per silver ounce (USD)3	$18.14	$11.42	59%	$18.35	$10.37	77%
Average realized silver price (USD)4	$21.58	$28.06	-23%	$25.27	$29.01	-13%

1 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

2 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. For consistency, these prices will be used for the balance of 2013.

3 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

4Average realized silver price is prior to treatment, refining and smelting charges.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Second Quarter 2013 Operational Highlights

•	Metal production increased 12% from the first quarter of 2013 to a record 680,212 Ag eq oz and increased 22% from the second quarter of 2012;

•	Silver production of 396,730 ounces increased 7% from the first quarter of 2013, and increased 6% from the second quarter of 2012;

•	Gold production reached a record 3,994 ounces, an increase of 27% over the first quarter of 2013 and 70% over the second quarter of 2012;

•	Throughput of 67,569 tonnes increased 28% over the second quarter of 2012 and decreased by 3% over the first quarter of 2013;

•	Cash cost per silver ounce was US$18.14, 2% lower than in the first quarter of 2013 and a 59% increase over the second quarter of 2012;

•
Guanajuato silver grades of 159g/t were down 16% from the second quarter of 2012 while gold grades of 2.47g/t were up 34%, however both silver and gold grades showed improvements against the first quarter of 2013 reflective of the efforts in this area;

•	Topia silver grades of 376g/t were down 11% from the second quarter of 2012 but improved by 25% over the first quarter of 2013;

•
A Land Use permit for San Ignacio was received earlier than anticipated during the second quarter and the Company submitted a revised Environmental Impact Assessment which is expected to be approved by the end of the third quarter of 2013.

MINE OPERATING RESULTS

Consolidated Operations

	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Tonnes milled	67,569	69,540	67,659	58,307	52,956	51,198	52,170	53,375
Production
Silver (ounces)	396,730	369,624	453,934	371,857	374,723	359,526	354,754	343,768
Gold (ounces)	3,994	3,144	2,826	3,015	2,354	2,729	2,281	1,494
Lead (tonnes)	243	286	289	226	245	202	212	222
Zinc (tonnes)	411	449	446	369	351	312	327	294
Silver equivalent ounces1	680,212	607,501	672,690	592,586	555,721	557,606	545,294	484,550
Silver payable ounces	406,787	339,874	446,077	314,146	395,405	316,641	425,225	364,684
Cash cost per silver ounce (USD)2	$ 18.14	$ 18.60	$14.58	$13.16	$11.42	$9.05	$11.92	$9.02

Mined and processed ore for the consolidated operations for the second quarter of 2013 was 67,569 tonnes.  This represents an increase of 28% compared to the same quarter in 2012 and a decrease of 3% compared to the previous quarter.

1   Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. For consistency, these prices will be used for the balance of 2013.

2   “Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Overall metal production for the second quarter of 2013 was a record 680,212 Ag eq oz, an increase of 22% compared to the second quarter in 2012, and was mainly due to higher throughput at both operations and increased gold production at Guanajuato.  Metal production on an Ag eq oz basis increased 12% from the production of the previous quarter, due to higher silver and gold grades at Guanajuato and higher silver grades at Topia.

Consolidated cash cost per silver ounce was US$18.14 for the three months ended June 30, 2013, a 59% increase compared to US$11.42 for the same period in 2012, and a 2% decrease compared to US$18.60 in the previous quarter.  The increase in the consolidated cash cost per silver ounce over the second quarter of 2012 was due to lower silver grades at both Guanajuato and Topia together with high site costs at both mine sites.  The decrease over the previous quarter is attributed to improved grades and to increased gold production at Guanajuato which increased by-product credits despite the decline in gold prices.

Guanajuato Mine Complex

Guanajuato processed 52,917 tonnes in the second quarter of 2013, an increase of 29% from the second quarter of 2012 and an increase of 1% from the previous quarter.  The increase reflects the processing of approximately 7,000 tonnes of mineral dumps purchased from a third party.  The Company expects to process a further 1,500 tonnes of mineral dumps from this third party in the third quarter of 2013.

Metal production was a record 466,925 Ag eq oz for the second quarter of 2013, representing an increase of 30% from the second quarter of 2012 and an increase of 17% from the previous quarter.  Higher silver and gold grades together with an increase in throughput explain the increase in metal production quarter over quarter.  The increase over the prior year is mainly due to an increase in throughput, and significantly higher gold grades.

Silver production, at 236,454 ounces, was up 4% from the second quarter of 2012 due to an increase in throughput of 29% which offset lower silver grades.  Silver production was up 6% from the first quarter of 2013 due mainly to higher grades.  Guanajuato’s gold production continued to increase and reached a record of 3,841 ounces in the second quarter of 2013.  This is reflective of increased production from the gold-rich Santa Margarita zone.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The average silver grade in the second quarter of 2013 was 159g/t compared to 189g/t and 148g/t in the second quarter of 2012 and the first quarter of 2013, respectively.  Gold grades for the second quarter of 2013 of 2.47g/t compared to 1.82g/t and 1.93g/t in the second quarter of 2012 and the previous quarter, respectively.  Silver grades improved during the second quarter at Cata, Los Pozos and Guanajuatito compared with the first quarter of 2013 and gold grades at Santa Margarita averaged around 4.00g/t.

Plant metallurgical performance remained strong, with metal recoveries of 87.2% for silver and 91.5% for gold.  Although recoveries remained strong, silver recoveries decreased slightly over the prior quarter due to the processing of approximately 7,000 tonnes of mineral dump material purchased from a third party.

Guanajuato Mine Complex Production Data

	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Tonnes milled	52,917	52,545	50,550	43,714	40,964	38,794	40,114	41,371
Production
Silver (ounces)	236,454	222,906	298,750	239,992	226,284	239,305	237,572	206,061
Gold (ounces)	3,841	2,942	2,656	2,866	2,213	2,615	2,145	1,347
Silver equivalent ounces1	466,925	399,417	458,092	411,958	359,063	396,192	366,286	286,862
Silver payable ounces	259,770	201,770	316,275	185,045	257,521	209,869	306,070	251,387
Average ore grade
Silver (g/t)	159	148	206	188	189	213	207	175
Gold (g/t)	2.47	1.93	1.80	2.22	1.82	2.30	1.84	1.12
Metal recoveries
Silver	87.2%	89.2%	89.2%	90.9%	91.1%	90.1%	89.1%	88.4%
Gold	91.5%	90.3%	90.9%	91.9%	92.3%	91.2%	90.3%	90.1%
Concentrate grades
Silver (g/t)	10,257	10,284	9,912	10,845	10,641	9,917	10,910	9,280
Gold (g/t)	167	136	88	130	104	108	99	61

1   Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The majority of metal production for the three months ended June 30, 2013 was from the lower levels of Cata and Santa Margarita which continued to excel in terms of grades.  Mining at Cata demonstrated that the hanging wall veins which merge with the main Veta Madre at the 510 metre level resulted in well mineralized ore.

Since the third quarter of 2012, the Rayas Shaft has been shut down for a renovation program to enhance the overall safety conditions and increase efficiency in terms of the ability and capacity to transport personnel.  The rehabilitation is expected to complete during the third quarter of 2013 and is expected to improve the transportation of personnel to their work places and increase operational efficiencies by reducing transportation times.

The Cata processing plant is being upgraded with the installation of a new filter press that will maximize the rate of filtration, deliver a dryer final concentrate, and reduce concentrate loss and electricity consumption.  The installation is expected to be complete in August.  During July 2013, the Guanajuato tailings dam went through its thirteenth dyke lift to increase its storage.

The development of the Guanajuatito main ramp was temporarily suspended to put in place the development required to support an exploration drilling program to upgrade the mineral resources between the 245 and 390 metre levels. This program will commence during the third quarter. The Guanajuatito Mine was connected underground to all the other mines in the Guanajuato Mine Complex.  As a result, Guanajuatito ore production, which was previously hauled to surface via the ramp and then by truck to the Cata plant, is now able to be transported underground and up the Cata shaft, thereby reducing haulage costs.

The Santa Margarita main ramp reached the 510 metre level, from which an exploration crosscut is being developed, aiming to further define the ore structure's potential as indicated by exploration drilling. In addition, exploratory development was completed at the 490 metre level to define the Santa Margarita vein and assist the mining activities. Overall gold grades at Guanajuato have increased significantly, with the most meaningful contribution coming from Santa Margarita.  However, the increase was largely due to the gradual elimination of production from the low grade San Vicente Zone.  Silver grades recently started to show notable improvements across all zones due to better grade control.

Guanajuato Mine Complex Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Cost of sales	$8,110	$6,173	$7,639	$4,382	$5,608	$3,291	$6,128	$4,405
Smelting and refining charges	806	521	891	558	756	807	1,287	482
Gross by-product revenue1	(4,313)	(3,173)	(5,187)	(3,686)	(4,334)	(3,491)	(4,514)	(3,171)
Cash operating costs	$4,603	$3,521	$3,343	$1,254	$2,030	$607	$2,901	$1,716

Cash operating costs (USD)	$4,487	$3,488	$3,370	$1,265	$1,997	$602	$2,901	$1,749
Silver payable ounces (000s)	260	202	316	185	258	210	306	251
Cash cost per silver ounce2 (USD)	$17.26	$17.29	$10.66	$6.84	$7.75	$2.87	$9.48	$6.96

1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Cash cost per silver ounce at Guanajuato for the second quarter of 2013 was US$17.26, compared to US$7.75 in the second quarter of 2012 and US$17.29 in the first quarter of 2013.  The increase over the second quarter of 2012 was primarily due to lower silver grades and increased site costs. Compared to the first quarter of 2013, silver and gold grades improved and unit production costs decreased as a result of the higher grades.  Unfortunately, these improvements did not translate into meaningfully lower cash cost per ounce as most of the May and June production at higher grades and lower unit costs remained in inventory at the end of the quarter due to shipping lead times.  It is expected that the third quarter results will reflect the benefit from the sale of the lower cost, higher grade production from the second quarter.

Topia Mine

Mill throughput for Topia for the second quarter of 2013 was 14,652 tonnes of ore, representing a 22% increase over the second quarter of the prior year. The second quarter of 2012 reflected reduced processing at Topia due to drought conditions at the time which caused water shortages and limited the Company’s ability to process ore. Mill throughput in the second quarter of 2013 decreased 14% over the previous quarter and this reflected the Company’s initiatives to improve grades.  As a result of these efforts, silver grades improved over the first quarter of 2013 and metal production increased despite the decrease in throughput.

Metal production at Topia for the second quarter of 2013 was 213,287 Ag eq oz comprising 160,276 Ag oz, 153 Au oz, 243 Pb tonnes, and 411 Zn tonnes.  Production on an equivalent ounce basis was up 8% and 3% compared to the second quarter of 2012 and the first quarter of 2013, respectively.  The increase from the second quarter of 2012 is due to increased throughput of 22% which offset a decrease in average ore grades of silver, lead and zinc between the periods.

Topia Mine Production Data

	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Tonnes milled	14,652	16,995	17,109	14,593	11,992	12,404	12,056	12,004
Production
Silver (ounces)	160,276	146,718	155,185	131,865	148,439	120,221	117,182	137,707
Gold (ounces)	154	202	171	149	140	114	136	147
Lead (tonnes)	243	286	289	226	245	202	212	222
Zinc (tonnes)	411	449	446	369	351	312	327	294
Silver equivalent ounces1	213,287	208,084	214,598	180,627	196,658	161,415	179,008	197,688
Silver payable ounces	147,017	138,104	129,802	129,101	137,884	106,772	119,155	113,297
Average ore grade
Silver (g/t)	376	300	319	316	424	326	345	420
Gold (g/t)	0.57	0.65	0.57	0.55	0.56	0.45	0.44	0.47
Lead (%)	1.79	1.81	1.86	1.69	2.18	1.71	1.85	2.02
Zinc (%)	3.05	2.94	2.87	2.78	3.21	2.73	2.97	2.67
Metal recoveries
Silver	90.6%	89.4%	88.4%	89.0%	90.7%	90.5%	87.7%	85.0%
Gold	57.0%	56.6%	54.1%	57.8%	64.3%	64.0%	79.2%	80.4%
Lead	92.5%	93.2%	91.0%	91.4%	93.6%	94.1%	95.0%	91.4%
Zinc	91.9%	89.7%	90.7%	90.9%	91.2%	92.1%	91.3%	91.9%
Concentrate grades
Lead
Silver (g/t)	8,936	7,431	7,493	8,997	8,708	8,757	8,528	9,205
Gold (g/t)	8.93	9.15	7.19	8.60	7.35	6.88	8.05	8.80
Lead (%)	52.24	49.64	48.69	52.82	48.79	49.80	52.83	50.31
Zinc (%)	9.64	10.21	11.48	10.33	10.49	9.16	9.78	10.68
Zinc
Silver (g/t)	517	582	779	692	735	636	619	640
Gold (g/t)	1.45	1.58	1.65	1.74	1.38	1.68	2.07	1.66
Lead (%)	0.89	1.54	1.77	1.75	1.67	1.68	1.26	0.83
Zinc (%)	50.45	50.05	50.66	50.02	51.71	53.45	53.60	55.49

1 Silver equivalent ounces in 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The average grades of ore processed from Topia in the second quarter of 2013 were 376g/t Ag, 0.57g/t Au, 1.79% Pb and 3.05% Zn.  Silver grades were lower compared to 424g/t in the second quarter of 2012, but were significantly improved compared to 300g/t in the first quarter of 2013.

The majority of the metal production during the quarter was obtained from the 1522 and Durangueño mines, followed closely by the Argentina and El Rosario mines, which showed increased production due to the continuous narrow vein formations resulting in higher dilution.  However, silver grades improved compared to the 300g/t realized in the first quarter of 2013 due to ongoing efforts to improve grade control.

Plant metallurgical performance was satisfactory in the second quarter of 2013.  Recoveries were 90.6% for Ag, 57.0% for Au, 92.5% for Pb and 91.9% for Zn.  In the current quarter, improvements are being made to the Topia processing plant, which include the installation of a cone crusher that will significantly increase the crushing capacity at the plant, and reduce maintenance and electricity costs.  In addition, a performance improvement analysis is being undertaken to seek ways to further optimize the mill and flotation sections of the plant.

During the second quarter, underground development at Topia consisted of 2,254 metres, down 14% compared to the same period in 2012.  The development program for the quarter was focused on deepening main ramps at the Argentina and La Prieta mines to access new mineralized levels indicated by exploration drilling results.

Development was carried out to prepare sublevels, raises and stopes for production. Development reached level 4 as planned at the Argentina main ramp, whereas development of the La Prieta ramp was temporarily suspended giving priority to preparatory work for production.  In addition, the 2013 surface drilling program has been deferred as part of the Company’s overall cost reduction plans.  Exploration of the Durangueño area will now be partially completed from the underground drilling stations.  Finally, deep drilling of the Argentina vein is being deferred until 2014.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Topia Mine Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Cost of sales	$3,299	$3,359	$3,478	$3,184	$2,737	$2,544	$2,741	$2,177
Smelting and refining charges	934	959	953	898	948	737	262	481
Gross by-product revenue1	(1,204)	(1,412)	(1,194)	(1,187)	(1,076)	(950)	(684)	(1,056)
Cost of custom milling	(70)	(49)	(130)	(44)	(63)	(65)	(118)	(92)
Cash operating costs	$2,959	$2,857	$3,107	$2,851	$2,546	$2,266	$2,201	$1,510

Cash operating costs (USD)	$2,891	$2,834	$3,135	$2,870	$2,517	$2,265	$2,167	$1,541
Silver payable ounces (000s)	147	138	130	129	138	107	119	113
Cash cost per silver ounce2 (USD)	$19.67	$20.52	$24.15	$22.23	$18.26	$21.21	$18.19	$13.60

Cash cost per silver ounce for Topia for the second quarter of 2013 increased by 8% to US$19.67 from US$18.26 in the same period in the prior year, and decreased by 4% when compared to US$20.52 in the prior quarter.  The increase over the second quarter of 2012 is mainly due to higher site costs and lower grades.  The decrease over the first quarter of 2013 is primarily due to improvements in silver grade and recoveries.

RESOURCE AND EXPLORATION UPDATE

Guanajuato Mine Complex

A total of 6,426 metres (36 holes) of underground drilling was completed in the second quarter of 2013 at the Cata Deep, Pozos, Santa Margarita, and Valenciana zones which was up 3% compared to the prior year.

Exploration drilling is continuing at Cata Clavo, Santa Margarita, Rayas Deep, and Guanajuatito.  The programs are configured to explore down-dip extensions of the mineralized zones at 25- to 50-metre spacing.  For the remainder of 2013, the Company plans approximately 9,500 metres of exploration drilling at the Guanajuato Mine Complex.

The Company’s latest mineral resource estimate for Guanajuato was released in May 2012 (refer to the corresponding technical reports dated June 26, 2012 filed on SEDAR on June 28, 2012).  The mineral resource estimate is valid as of January 31, 2012:

Guanajuato Measured, Indicated and Inferred Mineral Resources – January 31, 2012 (Cut-off 50 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Measured	275.8	264	2,339,900	2.21	19,570	3,530,000
Indicated	232.6	122	909,781	2.66	19,890	2,119,000
Inferred	223.2	221	1,587,000	2.10	15,060	2,503,000

The Company expects to release an updated mineral resource estimate for Guanajuato before the end of the year.

1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Topia Mine

The Company’s latest mineral resource estimate for Topia was released in January 2013 (refer to the corresponding technical reports dated February 27, 2013 filed on SEDAR on February 26, 2013).  The mineral resource estimate is valid as of June 30, 2012:

Topia Measured, Indicated and Inferred Mineral Resources – June 30, 2012 (Cut-off 190 g/t Ag eq)
	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag eq (oz)
Measured	60,400	801	1.65	6.73	5.20	2,230,000
Indicated	95,400	809	1.35	6.33	3.70	3,370,000
Inferred	273,000	837	0.8	5.70	3.90	9,540,000

The updated estimate represents a decrease over the resource reported in 2011 (see news release March 7, 2011), however a direct comparison of the present and past mineral resources is not accurate due to differing metal prices and minimum Net Smelter Return (“NSR”) values between the two dates.  Aside from normal mine depletion, the decrease in mineral resources can be attributed to a combination of factors, some of which resulted in some pre-existing resource blocks being dropped out of the model.  For example, 1) change in metal prices and less silver equivalent contribution from base metals, 2) increased costs and cut-off NSR, 3) increase in the mining dilution provision in the NSR calculation from 50 to 100%, 4) better reconciliation guiding metal capping, and 5) a demonstrated insufficient continuity of mineralization, which resulted in a portion of Inferred Mineral Resources from this area being removed.  This overall decrease has been partially countered by some excellent exploration successes on the El Rosario, San Pablo, Oxi, Oxidada, and Higueras veins.

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

A new mine plan is being compiled for San Ignacio incorporating the latest geological resource model based on the known veins, grade ranges and elevation for commencement of mining.  The Company has acquired surface rights allowing sufficient space for the development of a ramp and waste dumps and for auxiliary infrastructure.

An infill and extension drilling campaign of approximately 2,300 metres is anticipated to begin in September to better define the resource.

During the second quarter, the Company received approval of the Land Use permit and submitted a revised Environmental Impact Assessment which is expected to be approved by the end of the third quarter.  Mine and earthwork contractors will be selected along with the installation of a water supply for the mine, which will be completed by the end of the third quarter.

The Company’s latest mineral resource estimate for San Ignacio was released in May 2012 (refer to the corresponding technical reports dated March 31, 2012 filed on SEDAR on June 26, 2012).  The mineral resource estimate is valid as of March 31, 2012:

San Ignacio Measured Mineral Resources – March 31, 2012 (Cut-off 125 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Inferred	826	121	3,205,000	2.28	60,700	6,894,000

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

El Horcon Project

The Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico for total cash consideration of US$1.6 million on September 5, 2012.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions, and is a past producing mine located 60 kilometres northwest of the Company’s Guanajuato Mine Complex.  The proximity to Guanajuato allows for the potential for any ore which is produced to be trucked to Guanajuato and processed at the Cata plant.

The permit to drill at El Horcon was received from the Ministry of Environment and Natural Resources, SEMARNAT ("Secretaría de Medio Ambiente y Recursos Naturales") on April 9, 2013 and a Phase 1 surface drill program was completed which included 2,156 metres in 24 holes. The drilling was completed along a 650-metre length of the Diamantillo vein and intersected several parallel veins: Natividad, San Guillermo and the Diamantillo footwall. It was demonstrated that the veins follow distinct structures and are continuous.

Assay results have been received and are being compiled and interpreted.  A wireframe and 3D model are being constructed such that the continuity of grade and vein widths can be determined. An internal resource estimate and preliminary economic assessment will be prepared before the end of the year.

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

Santa Rosa Project

A drill program of five drill holes totaling 1,653 metres was completed in 2012. There is no exploration program planned for 2013.  A reassessment of the property and regional geology, involving geological mapping and sampling will be undertaken in order to better understand the structural controls on mineralization before planning another drill program.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in 000’s of CAD except per share amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Revenue	$11,165	$12,639	$17,789	$15,286	$14,439	$13,625	$17,520	$16,278
Cost of sales (excluding amortization, depletion and share-based payments)	11,392	9,532	11,117	7,566	8,346	5,835	8,870	6,581
Earnings from mining operations1	(3,842)	313	3,319	5,791	3,771	6,325	6,032	8,320
Net income (loss) for the period	(5,124)	1,276	(1,285)	1,758	354	4,683	(1,419)	3,415
Basic earnings (loss) per share	(0.04)	0.01	(0.01)	0.01	0.00	0.03	(0.01)	0.03
Diluted earnings (loss) per share	(0.04)	0.01	(0.01)	0.01	0.00	0.03	(0.01)	0.02
Adjusted EBITDA2	(3,323)	521	3,800	4,961	3,691	4,441	6,265	7,752
Cash and cash equivalents (including short-term investments)	21,342	25,604	25,899	26,827	28,675	40,322	39,437	35,074
Total assets	110,117	117,579	116,729	114,057	110,717	110,024	102,944	95,513
Total non-current liabilities	6,697	9,176	8,193	5,569	6,128	5,997	3,978	1,758
Working capital	$35,140	$42,203	$44,539	$45,911	$49,889	$53,537	$53,810	$53,783

Refer to the “Results of Operations” section for a complete discussion of the financial results for the second quarter of 2013.

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year.  Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.  Revenue will vary based on the quantity of metal produced, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported net income (loss) from quarter to quarter arising from factors that are often difficult to anticipate in advance or to predict from past results.  For example, fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may result in considerable variances in foreign exchange gains and losses due primarily to a significant intercompany loan which is re-valued for each period end.  Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the Company’s net income (loss).  In addition, the periodic grant of incentive stock options, which results in the recording of amounts for share-based payments can be quite large in any given quarter.

1 “Earnings from mining operations” are defined as gross profit.

2 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The Company’s past quarterly mineral sales revenue is as follows:

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three and six months ended June 30, 2013 and 2012 are as follows:

	2013 Q2	2012 Q2	6 months ended June 30, 2013	6 months ended June 30, 2012
Silver (U.S. $ / oz.)	$21.58	$28.06	$25.27	$29.01
Gold (U.S. $ / oz.)	$1,351.86	$1,595.53	$1,447.93	$1,613.77
Lead (U.S. $ / lb.)	$0.94	$0.89	$1.00	$0.88
Zinc (U.S. $ / lb.)	$0.85	$0.87	$0.89	$0.87
USD / CAD	0.977	0.990	0.984	0.994
MXP / CAD	12.200	13.392	12.363	13.168

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

RESULTS OF OPERATIONS

Three Months Ended June 30, 2013

Details of revenue, cost of sales and gross profit for the three months ended June 30, 2013 and 2012 are as follows:

(in 000s of CAD)		Q2 2013	% of Revenues	Q2 2012	% of Revenues
Revenue		$11,165	100%	$14,439	100%
Cost of sales
Production costs		11,392	102%	8,346	58%
Amortization and depletion		3,458	31%	2,303	16%
Share-based payments		157	1%	19	0%
		15,007	134%	10,668	74%
Gross profit	$	(3,842)	(34%)	$3,771	26%

For the three months ended June 30, 2013, the Company earned revenues of $11.2 million, compared to $14.4 million for the same period in 2012, a decrease of 23%.  The decrease was the result of a 23% decrease in average realized silver prices (US$21.58 compared to US$28.06) and a negative revaluation adjustment of approximately $1.3 million for lower silver prices on concentrate shipments prior to the second quarter which were still subject to final settlement.  These factors offset an 11% increase in metal sales which totalled 662,825 silver equivalent ounces for the quarter, compared to 598,135 silver equivalent ounces for the same period in 2012.

Revenue for the second quarter of 2013 decreased by $1.5 million, or 12% when compared to the prior quarter.  The decrease was the result of a 27% decrease in average realized silver prices (US$21.58 in the second quarter of 2013 compared to US$29.71 in the prior quarter) which offset a 31% increase in silver equivalent ounces sold when compared to 506,637 silver equivalent ounces sold in the first quarter of 2013.  The increase in silver equivalent ounces sold is mainly due to increased production as a result of higher silver and gold grades.

For 2013, the Company has contracts in place for the sale of all its planned concentrate production.

Revenue related to contained metals in concentrate for the three months ended June 30, 2013 and 2012 is as follows:

	Q2 2013			Q2 2012
(in 000s of CAD)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$4,480	$2,731	$7,211	$6,756	$3,822	$10,578
Gold revenue	4,313	135	4,448	4,334	162	4,496
Lead revenue	-	477	477	-	420	420
Zinc revenue	-	592	592	-	494	494
Ore processing revenue and other	-	177	177	-	155	155
Treatment, refining and other charges	(806)	(934)	(1,740)	(757)	(947)	(1,704)
Total Revenue	$7,987	$3,178	$11,165	$10,333	$4,106	$14,439

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

On a segment basis, for the three months ended June 30, 2013, Guanajuato and Topia revenues both decreased by 23% compared to the same period in 2012 primarily due to the decline in metal prices. In addition, the significant negative revaluation adjustment for Guanajuato concentrate sales also contributed to the decline in revenues from the mine.  Gold by-product revenues remained static despite a 30% increase in gold ounces sold which further demonstrates the negative impact of the decline in metal prices.

Sales quantities by metal for the three months ended June 30, 2013 and 2012 were as follows:

	Q2 2013			Q2 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	259,770	147,017	406,787	257,521	137,884	395,405
Gold (ounces)	3,558	105	3,663	2,735	102	2,837
Lead (tonnes)	-	228	228	-	222	222
Zinc (tonnes)	-	314	314	-	264	264
Silver equivalent ounces1	473,218	189,607	662,825	421,600	176,535	598,135

Cost of sales excluding amortization and depletion and share-based payments was $11.4 million for the three months ended June 30, 2013, compared to $8.3 million in the same period of 2012. The increase in cost of sales, excluding amortization and depletion and share-based payments, is mainly the result of higher unit production costs due to lower grades of metals in the ore mined at Guanajuato and Topia.  However, this is also a factor of increased metal sales.  Compared to the first quarter of 2013, cost of sales, excluding amortization and depletion and share-based payments, increased by 20% to $11.4 million from $9.5 million.  The increase over the first quarter of 2013 is wholly attributable to an increase in metal sales as unit production costs and unit cost of sales actually decreased over the first quarter of 2013.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended June 30, 2013 was $3.5 million, compared to $2.3 million in the same period in 2012.  The increase in amortization expense for the quarter ended June 30, 2013 is the result of increased silver equivalent ounces sold over the prior year and the significant investment in mine development and capital equipment made in 2012.  Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the second quarter of 2013 of $3.5 million compares to $2.7 million in the first quarter of 2013.  This is mainly due to the increase in silver equivalent ounces sold of 662,825 compared to 506,637 in the first quarter of 2013.

Share-based payments expense relating to cost of sales for the three months ended June 30, 2013 were $0.2 million, compared to $19,000 for the same period in 2012 and $0.1 million for the first quarter of 2013.

For the three months ended June 30, 2013, the Company had a gross loss of $3.8 million compared to a gross profit of $3.8 million for the same period in 2012.  The decrease in gross profit is attributable to lower average realized silver prices and higher unit production costs due primarily to lower metal grades.  In addition, higher amortization and depletion charges were recognized as a result of increased investment in mineral properties, plant and equipment in 2012.  For the three months ended June 30, 2013, the Company had a gross loss percentage of 34% compared to a gross profit percentage of 26% for the same period in 2012.

Compared to the first quarter of 2013, gross profit decreased by $4.1 million, mainly as a result of lower realized metal prices.  Gross loss percentage was 34% in the second quarter of 2013 compared to a 3% gross profit percentage in the previous quarter.  Compared to the first quarter of 2013, the Company saw an improvement in unit cost.

General and administrative expenses were $2.5 million for the three months ended June 30, 2013, compared to $2.1 million for the comparable quarter of 2012.  The increase was largely attributable to severance charges which offset general and administrative expense reductions.

1 Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.  For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Exploration and evaluation expenses of $1.0 million for the three months ended June 30, 2013 were 123% higher than the second quarter of 2012 and 49% higher than the first quarter of 2013.  The increase in both cases was due to the surface drill program at El Horcon.  Exploration and evaluation expenditures are expected to decrease in the third and fourth quarters as a result of the completion of the El Horcon drill program and the curtailment of exploration activities outside of the Company’s operating mines and its San Ignacio project. (Refer to the “Resource and Exploration Update” section for further details.)

Finance and other income was $50,000 for the three months ended June 30, 2013 compared to a $0.7 million expense for the second quarter of 2012.  The reduction in the loss from the second quarter of 2012 primarily attributable to a $0.6 million decrease in foreign exchange losses resulting from the strengthening of the Mexican peso and US dollar compared to the Canadian dollar.  Finance and other income of $50,000 for the three month period ending June 30, 2013 compares to finance and other income of $4.4 million for the first quarter ending March 31, 2013.  The decrease is primarily a result of a foreign exchange loss of $0.1 million in the second quarter of 2013, compared to a foreign exchange gain of $4.3 million in the first quarter of 2013.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican Peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $2.1 million for the three months ended June 30, 2013 compared to an expense of $0.1 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the three months ended June 30, 2013 was $5.1 million, compared to net income of $0.4 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $7.6 million, and an increase in exploration and evaluation expenses. The factors which contributed to the net loss for the second quarter of 2013 were partially offset by a decrease in foreign exchange loss and the income tax recovery of $2.1 million recognized in the second quarter of 2013.

Adjusted EBITDA1 was negative $3.3 million for the three months ended June 30, 2013 compared to adjusted EBITDA of $3.7 million for the comparable period in 2012 and $0.5 million for the three months ended March 31, 2013.  The decrease in adjusted EBITDA for the three months ended June 30, 2013 compared to the three months ended June 30, 2012 and to the three months ended March 31, 2013 is primarily attributable to the lower gross profit.  Higher exploration and evaluation expenditures also contributed to the decrease in Adjusted EBITDA.

1  Adjusted EBITDA is a non-IFRS measure.  Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Six Months Ended June 30, 2013

Details of revenue, cost of sales and gross profit for the six months ended June 30, 2013 and 2012 are as follows:

(in 000s of CAD)	Six Months Ended June 30, 2013		% of Revenues	Six Months Ended June 30, 2012	% of Revenues
Revenue		$23,804	100%	$28,064	100%
Cost of sales
Production costs		20,925	88%	14,181	51%
Amortization and depletion		6,173	26%	3,760	13%
Share-based payments		236	1%	27	0%
		27,334	115%	17,968	64%
Gross profit (loss)	$	(3,530)	(15%)	$10,096	36%

For the six months ended June 30, 2013, the Company earned revenues of $23.8 million, compared to $28.1 million for the same period in 2012, a decrease of 15%.  The decrease was the result of a 13% decrease in average realized silver prices (US$25.27 compared to US$29.01) and a negative revaluation adjustment of approximately $0.4 million for lower silver prices on shipments prior to the 2012 year end which were still subject to final settlement.  These factors offset a 9% increase in metal sales.

For the six months ended June 30, 2013, the Company recognized revenue on shipments representing 1,169,462 silver equivalent ounces compared to 1,073,181 silver equivalent ounces for the same period in 2012. The increase was primarily due to increased production.

Revenue related to contained metals in concentrate for the six months ended June 30, 2013 and 2012 is as follows:

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
(in 000s of CAD)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$9,783	$6,817	$16,600	$13,925	$7,230	$21,155
Gold revenue	7,486	334	7,820	7,825	271	8,096
Lead revenue	-	1,051	1,051	-	776	776
Zinc revenue	-	1,231	1,231	-	980	980
Ore processing revenue and other	-	322	322	-	306	306
Treatment, refining and other charges	(1,327)	(1,893)	(3,220)	(1,564)	(1,685)	(3,249)
Total Revenue	$15,942	$7,862	$23,804	$20,186	$7,878	$28,064

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

On a segment basis, for the six months ended June 30, 2013 Guanajuato revenues decreased by 21% and Topia revenues remained static when compared to the same period in 2012. The decrease at Guanajuato is due to the negative revaluation adjustment mentioned above, as well as a 13% decrease in average realized silver prices, and a 10% decrease in average realized gold prices, which offset a 5% increase in silver equivalent ounces sold.  The revenue at Topia remained static as a 19% increase in silver equivalent ounces sold offset the decrease in average realized metal prices.

Sales quantities by metal for the six months ended June 30, 2013 and 2012 were as follows:

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	461,540	285,121	746,661	467,390	244,656	712,046
Gold (ounces)	5,546	231	5,777	4,837	174	5,011
Lead (tonnes)	-	493	493	-	397	397
Zinc (tonnes)	-	645	645	-	506	506
Silver equivalent ounces1	794,293	375,169	1,169,462	757,613	315,568	1,073,181

Cost of sales excluding amortization and depletion and share-based payments was $20.9 million for the six months ended June 30, 2013, compared to $14.2 million in the same period of 2012 mainly as a result of higher unit production costs due to lower average silver grades at Guanajuato, particularly in the first quarter of 2013.

Consolidated cash cost per silver ounce was US$18.35 for the six months ended June 30, 2013, a 77% increase compared to US$10.37 for the six months ended June 30, 2012.  The increase is primarily attributable to lower grades at Guanajuato and to lower by-product credits as a result of lower gold prices.  Refer to the “Mine Operating Results” section of this MD&A for a more detailed discussion of cash cost per silver ounce by mine.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the six months ended June 30, 2013 was $6.2 million, compared to $3.8 million in the same period in 2012.  The increase in amortization expense is the result of increased silver equivalent ounces sold during the period, and the significant investment in mine development and capital equipment made in 2012.

Share-based payments relating to cost of sales for the six months ended June 30, 2013 were $0.2 million, compared to $30,000 for the same period in 2012.  The increase is related to share options granted in the first and second quarters of 2013.

For the six months ended June 30, 2013, the Company reported a gross loss of $3.5 million compared to gross profit of $10.1 million for the same period in 2012 mainly due to lower average realized silver prices and higher unit production costs as a result of decreased grades and higher site costs.  In addition, higher amortization and depletion charges were recognized as discussed above.

General and administrative expenses were $4.5 million for the six months ended June 30, 2013, compared to $5.2 million for the same period in 2012. The decrease is primarily due to a one-time payment of $0.7 million made in the first quarter of the prior year in connection with the retirement of an executive and director of the Company.

Exploration and evaluation expenses of $1.6 million for the six months ended June 30, 2013 was 60% higher than the same period in 2012 of $1.0 million due to the drilling program undertaken at the Company’s El Horcon project in the second quarter of 2013.  Exploration and evaluation expenditures are expected to decrease in the third and fourth quarters as a result of the completion of the El Horcon drill program and the curtailment of exploration activities outside of the Company’s operating mines and its San Ignacio project. (Refer to the “Resource and Exploration Update” section for further details.)

 Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.  For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Finance and other income was $4.4 million for the six months ended June 30, 2013 compared to $3.2 million in the same period of 2012.  The increase is mainly due to a $1.3 million increase in foreign exchange gains over the same period in the prior year which resulted from the strengthening of the Mexican peso and US dollar compared to the Canadian dollar during the period.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican Peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $1.4 million for the six months ended June 30, 2013 compared to an expense of $2.1 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the six months ended June 30, 2013 was $3.8 million, compared to net income of $5.0 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $13.6 million and an increase in exploration and evaluation expenditures. The factors contributing to the net loss in six months ended June 30, 2013 were partially offset by an increase in foreign exchange gains of $1.3 million and the income tax recovery of $1.4 million for the period.

Adjusted EBITDA1 was negative $2.8 million for the six months ended June 30, 2013 compared to adjusted EBITDA of positive $8.1 million for the comparable period in 2012 which is mainly attributable decrease in gross profit and increase in exploration and evaluation expenditures discussed above.  These factors were partially offset by lower general and administrative expenditures.

NON-IFRS MEASURES

Throughout this MD&A references are made to cash cost per silver ounce, EBITDA, and adjusted EBITDA, each as defined in this section.  These are not recognized measures under IFRS, but are provided by the Company as supplemental measures of performance and to provide a basis for comparison to similar measures commonly reported in the industry.  As there are no standardized methods of calculating these measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others.

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per silver ounce is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations.  Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Interim Consolidated Statements of Profit or Loss is provided.

1  Adjusted EBITDA is a non-IFRS measure.  Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Reconciliation of Cash Cost per Silver Ounce

a)	For the three months ended:

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	2013 Q2	2012 Q2	2013 Q2	2012 Q2	2013 Q2	2012 Q2
CAD Cost of sales	$10,995	$7,411	$4,012	$3,257	$15,007	$10,668
Amortization and depletion	(2,774)	(1,783)	(667)	(520)	(3,441)	(2,303)
Share-based payments	(111)	(19)	(46)	-	(157)	(19)
CAD Production costs	$8,110	$5,609	$3,299	$2,737	$11,409	$8,346
Smelting and refining	806	755	934	948	1,740	1,703
CAD Gross by-product revenue1	(4,313)	(4,334)	(1,204)	(1,076)	(5,517)	(5,410)
Cost of custom milling	-	-	(70)	(63)	(70)	(63)
CAD Cash operating costs	$4,603	$2,030	$2,959	$2,546	$7,562	$4,576

USD Cash operating costs	$4,487	$1,997	$2,891	$2,517	$7,378	$4,514
Silver payable ounces sold	259,770	257,521	147,017	137,884	406,787	395,405
Cash cost per silver ounce (USD)2	$17.26	$7.75	$19.67	$18.26	$18.14	$11.42

b)	For the six months ended:

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
CAD Cost of sales	$19,291	$11,696	$8,043	$6,272	$27,334	$17,968
Amortization and depletion	(4,841)	(2,770)	(1,315)	(990)	(6,156)	(3,760)
Share-based payments	(167)	(27)	(69)	-	(236)	(27)
CAD Production costs	$14,283	$8,899	$6,659	$5,282	$20,942	$14,181
Smelting and refining	1,327	1,563	1,893	1,685	3,220	3,248
CAD Gross by-product revenue3	(7,486)	(7,825)	(2,616)	(2,026)	(10,102)	(9,852)
Cost of custom milling	-	-	(119)	(127)	(119)	(127)
CAD Cash operating costs	$8,124	$2,637	$5,817	$4,814	$13,941	$7,450

USD Cash operating costs	$7,975	$2,599	$5,725	$4,782	$13,700	$7,380
Silver payable ounces sold	461,540	467,390	285,121	244,656	746,661	712,046
Cash cost per silver ounce (USD)4	$17.26	$5.56	$20.09	$19.55	$18.35	$10.37

1Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

2  “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the discussion in this section.

3Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

4“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the discussion in this section.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2013 and 2012 condensed interim consolidated financial statements:

(in 000s of CAD)	2013 Q2	2012 Q2	6 Months Ended June 30, 2013	6 Months Ended June 30, 2012
Income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037
(Recovery) Provision for income taxes	(2,116)	118	(1,357)	2,066
Interest income	(104)	(103)	(190)	(276)
Interest expense	14	9	22	19
Amortization and depletion of mineral properties, plant and equipment	3,547	2,339	6,299	3,829
EBITDA	(3,783)	2,717	926	10,675
Foreign exchange – gain (loss)	135	772	(4,159)	(2,883)
Share-based payments	325	202	430	340
Adjusted EBITDA	$(3,323)	$3,691	$(2,803)	$8,132

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013, the Company had net working capital of $35.1 million and cash and cash equivalents of $21.3 million compared to net working capital of $44.5 million and cash and cash equivalents of $20.7 million at December 31, 2012.  Cash and cash equivalents increased by $0.6 million from the end of 2012 primarily due to cash provided by operating activities of $2.7 million and foreign currency gains on translation of cash balances of $0.6 million, which were mostly offset by cash used in investing activities of $2.7 million.

Operating Activities

For the six months ended June 30, 2013, cash flow from operating activities was $2.7 million which was unchanged compared to cash flows provided by operating activities of $2.7 million for the six months ended June 30, 2012.  For the three months ended June 30, 2013, cash flows from operating activities were negative $0.8 million which compared to negative $3.7 million in the comparable period of 2012.  The improvement was the result of positive non-cash working capital contributions compared with negative changes between the two periods.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Investing Activities

For the six months ended June 30, 2013, the Company had net cash outflows from investing activities of $2.7 million compared to net cash outflows of $14.0 million in the comparative period.  The reduction is the result of a reduction in capital expenditures and the redemption of $5.1 million of short-term investments in the second quarter of 2013.  For the three months ended June 30, 2013, the Company had net cash inflows from investing activities of $1.2 million compared to net cash outflows of $7.8 million for the same reasons discussed above.

Financing Activities

Cash flows provided by financing activities were $0.1 million for the six months ended June 30, 2013 compared to cash flows provided by financing activities of $0.2 million for the six months ended June 30, 2012.  During the second quarter of 2013, the Company received proceeds from the exercise of options in the amount of $0.1 million, compared to $nil from the exercise of options in the comparable period of 2012.

Trends in Liquidity and Capital Resources

At the start of 2013, based on prevailing silver and gold prices at that time, the Company anticipated that cash flow generated from mining activities along with working capital would be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund development activities during the remainder of the year.  Recently, silver and gold prices have seen significant declines.  If these recent metal price declines are sustained, the Company’s ability to generate operating cash flow to fund development and investing activities will be challenged.  The Company is working on several initiatives to reduce operating costs and improve the profitability of its operations in the current metal price environment. In addition, the Company has significantly reduced spending on exploration activities and taken steps to reduce general and administrative expenditures.

The Company had $21.3 million in cash and short-term investments and net working capital of $35.1 million at June 30, 2013.  The Company has assessed the impact of lower silver and gold prices on future operating cash flow, and Management believes it has sufficient cash and working capital to fund its operating and capital needs for the year while it undertakes initiatives to reduce costs, improve grades, and improve profitability.  These measures are expected to offset the cash flow impact of the decline in metal prices. However, the Company still expects that cash used in investing activities will exceed cash flows from operations for the year, and that this will result in a reduction of the Company’s liquidity by the end of the year.

Although the Company expects a reduction in its working capital position by the end of the year, the Company expects to have sufficient levels of cash and working capital at the end of the year to continue its operating plans.  As such, the Company has no current financing plans and believes that its capital resources are sufficient.

In March 2013, the Company provided guidance that it planned to spend $15 to $20 million in capital expenditures in 2013 (including mine development and capitalized exploration and evaluation expenditures) based on achieving overall operating cash-flow targets.  The Company has reviewed its capital expenditure plans in light of the recent declines in metal prices and has reduced its capital expenditure plans to $12 to $14 million for the year.  These current capital expenditure plans include development of the San Ignacio Project with the view to commencing production from this area in 2014, continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Rayas Shaft at Guanajuato, and the acquisition of necessary mining and plant equipment.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Contractual Obligations

As of June 30, 2013 the Company had the following commitments:

(in 000’s of CAD)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$1,072	$927	$145	$-
Drilling services	1,223	1,223	-	-
Equipment purchases with third party vendors	446	446	-	-
Environmental program	34	34	-	-
Total commitments	$2,775	$2,630	$145	$-

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

FINANCIAL INSTRUMENTS

(in thousands)	Fair value as at June 30, 2013	Basis of Measurement	Associated Risks
Cash and cash equivalents	$ 21,329	Carrying value	Concentration, credit, currency, interest rate
Marketable securities(1)	$ 13	Fair value through other comprehensive income	Exchange
Trade and other receivables(2)	$ 11,884	Fair value / carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$ 6,391	Carrying value	Currency

(1) Classified as short-term investments in the Company’s condensed interim consolidated statement of financial position.
(2) Trade receivables of $6,858 are measured at fair value and other receivables of $5,026 are measured at carrying value.

The carrying values of cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at June 30, 2013.

Cash and cash equivalents as at June 30, 2013, the settlement of trade and other receivables together with future cash flows from operations are sufficient to support the Company's future commitments and operational needs, including the settlement of trade and other payables.

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short-term investments because significant balances are maintained with four financial institutions.  To mitigate the risk, the Company diversifies its cash and cash equivalents and short-term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions.  The primary investment products include, but are not limited to, high interest savings accounts and guaranteed investment certificates.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to three customers.  To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short-term investments, and trade and other receivables.  The risk exposure is limited to their carrying amounts at the statement of financial position date.  The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.  The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso.  The results of the Company’s operations are subject to currency transaction and translation risks.

(ii)	Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities.  Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals.

Silver and gold prices, as well as lead and zinc prices, have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.  The value of trade receivables depends on changes in metal prices over the quotation period.  The Company has not hedged silver and gold prices.  The Company may, from time to time, enter into option contracts to mitigate the price risk associated with the sales of its lead and zinc by-products for periods not exceeding one year.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.  The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

OUTLOOK

With first half production totaling 1,287,713 silver equivalent ounces, the Company is on track to meet its guidance of 2.4 to 2.5 million silver equivalent ounces for fiscal 2013.

As noted, the Company saw significant improvement in grades and lower operating costs in its May and June production, particularly at Guanajuato.  However, the benefit of this lower cost production was not reflected in the second quarter results and reported cash costs per ounce as most of this production remained unsold in inventory at the end of the quarter, due to shipping lead times.  The grades and unit cost metrics for May and June production are an encouraging sign that the Company’s grade control and cost reduction initiatives are starting to show results and should be reflected in future quarters.

A strong emphasis is being placed upon increasing production in order to maximize operating cash flow.  The Company still anticipates that the start-up of production from San Ignacio in 2014 will significantly augment this effort.

With the continuing focus on cost reductions, grade control, and productivity enhancements, we are optimistic that we can continue to improve unit costs of the operations.  We caution however, that both Guanajuato and Topia have complex geology which makes them prone to significant grade variability.

Given the impact of the lower grades seen in most of the first half of the year, we are revising our cash cost guidance to $15 - $16 USD per silver ounce for the year.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

(in 000’s)	2013 Q2	2012 Q2	6 Months Ended June 30, 2013	6 Months Ended June 30, 2012
Consulting fees paid or accrued to companies controlled by directors of the Company	$117	$92	$250	$872
Director fees paid or accrued	48	59	92	95
Consulting fees paid or accrued to a company with a common director of the Company	-	2	-	34
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	-	-	21
	$165	$153	$342	$1,022

As at June 30, 2013, $38,000 (December 31, 2012 - $30,000) was due to companies controlled by officers and directors of the Company and was included in trade and other payables. Amounts due from companies with common directors were $9,000 (December 31, 2012 - $17,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company is not required to make any significant judgments in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Revision to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.  A summary of the Company’s significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended December 31, 2012.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

The Company assesses the remaining lives of its producing mineral properties on a quarterly basis by assessing the quantitative and qualitative factors described. During the three months ended June 30, 2013, there were no changes to the estimated remaining or useful lives as estimated for the financial results for the year ended December 31, 2012.

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of profit or loss.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.  During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant.  In addition, actual settlement prices could vary significantly from the estimated prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2013, the Company adopted the following accounting standards issued by the International Accounting Standards Board:
•	IFRS 10 Consolidated Financial Statements
•	IFRS 11 Joint Arrangements
•	IFRS 12 Disclosure of Interests in Other Entities
•	IFRS 13 Fair Value Measurement
•	Amendments to IAS 1 Presentation of Financial Statements
•	Amendments to IAS 34 Interim Financial Reporting
•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The adoption of IFRS 11 had no effect on previously reported results or on the results for the current period.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.  The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures.  The amendments to IAS 34 had no effect on previously reported results or on the results for the current period, and the Company has incorporated the required disclosures into its condensed interim consolidated financial statements for the three and six months ended June 30, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  The adoption of IFRIC 20 had no effect on previously reported results or on the results for the current period as the Company operates underground mines and does not incur stripping costs.

The following are accounting standards anticipated to be effective January 1, 2014 or later:

Financial Instruments

The International Accounting Standards Board intends to replace International Accounting Standard 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 138,173,052 common shares issued and 7,002,600 options outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

During the six months ended June 30, 2013, there were changes in several key head office finance personnel. The personnel changes could have had a material impact on internal controls over financial reporting. In order to mitigate the impact of these personnel changes, management has ensured adequate training for the new finance staff and conducted more extensive reviews of the financial reporting process, financial information and disclosures.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  There have been no changes in the Company’s disclosure controls and procedures during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled.  Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc.  If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

Mineral prices have fluctuated widely, particularly in recent years.  Fluctuations in metals prices can significantly affect the cost per ounce, cash-flow and profitability.  Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash flows.  Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos.  The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company’s mineral properties in Mexico.  The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained at floating rates of interest.  The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.  The Company does not carry any material financial liabilities which bear interest.

Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents, short-term investments and amounts receivable.  Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates, and short-term investments are made in guaranteed investment certificates with fixed maturity dates.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient working capital to meet short-term business requirements.  One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

For the quarter ended March 31, 2013, cash flows provided by operations were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs.  The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines.  Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources.  Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio, El Horcon and Santa Rosa, might not be brought into a state of commercial production.  The search for valuable minerals as a business is extremely risky.  Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases.  The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

The Company has taken a proactive approach to managing environmental risk.  The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome.  These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines.  A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled “Outlook”, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:
•	The Company’s objective to acquire additional mines or projects in Latin America
•	Plans and targets for exploration drilling for 2013
•	Silver equivalent ounce production guidance for 2013
•	Cash cost per silver ounce guidance for 2013
•	Expectations that existing capacity and continued improvements at the Guanajuato and Topia processing plants will help provide the foundation for growth in 2014 and beyond
•	Expectations for improvements in unit costs in future periods
•	Expectations for a reduction in exploration and evaluation expenditures in future periods

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

•
Expectation that cash flow from operations will not cover currently projected capital investments for the year should metal prices continue at current levels or go lower into the second half of the year

•	Expectations for grade variability, or improvement in grades
•	Expectations for permitting, Environmental Impact Assessment approvals, and construction for the Company’s San Ignacio project
•	Expectations to reinstate certain claims at the Company’s El Horcon project
•	Capital expenditure forecasts for 2013
•	Expected cash-flows for 2013
•	Expectation to start production at San Ignacio in 2014
•	Expectation for an updated mineral resource estimate for Guanajuato before the end of 2013.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, and to the extent required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012, which is available on SEDAR at http://www.sedar.com, and in “Risks and Uncertainties” in this MD&A.  Readers are advised to carefully review and consider the risk factors identified in the AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited, including the Company’s Annual Information Form for the year ended December 31, 2012, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)